Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

April 12, 2016

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendments No. 57 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 57”)

Dear Mr. Williamson:

This letter responds to comments you provided in a telephonic conversation with me on Monday, November 23, 2015, with respect to Amendment No. 57. Amendment No. 57 was filed on October 8, 2015, and included disclosure with respect to the SPDR® DoubleLine Emerging Markets Fixed Income ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 57.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 57.

Prospectus Comments

1.	Comment: Please remove the following footnote to the Fund’s Fee Table, as such a footnote is not permitted nor required by Form N-1A.

[1]	The Fund has adopted a Distribution and Service (12b-1) Plan pursuant to which payments of up to 0.25% of average daily net assets may be made; however, the Fund’s Board of Trustees has determined that no such payments will be made through the next twelve (12) months of operation.

Response: The footnote was originally included in response to a comment provided by a previous reviewer on a prior Trust post-effective amendment. In response to this more recent request, we will consider removing the footnote in an upcoming 485(b) filing.

2.	Comment: Please confirm if the Fund expects to incur more than 0.01% of acquired fund fees and expenses during its first year of operation. If so, please add a line item to the fee table for acquired fund fees and expenses.

Response: The Registrant confirms acquired fund fees and expenses are not expected to exceed 0.01% of the Fund’s average net assets during its first year of operation.

3.	Comment: To assist investor understanding, please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from a 1% increase in interest rates.

Response: The following sentence is included in the discussion of “Interest Rate Risk” added to the “Additional Risk Information” section of the Prospectus:

For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates.

4.	Comment: Please provide additional discussion about the Fund’s investment strategy, including in general terms how the Sub-Adviser will construct the portfolio and decide which securities to buy and sell. It is unclear to us, for example, how the Sub-Adviser will decide to allocate its exposure among emerging market countries and between different types of fixed income instruments, or how it will consider economic liquidity, political or currency risk in making its determinations.

Response: With respect to the Sub-Adviser’s buy and sell strategies generally, the Registrant notes the following disclosure (emphasis added) included in the fifth and sixth paragraphs in “The Fund’s Principal Investment Strategy” section:

In allocating investments among various emerging market countries, the Sub-Adviser attempts to analyze internal political, market and economic factors. These factors may include public finances, monetary policy, external accounts, financial markets, foreign investment regulations, stability of exchange rate policy, and labor conditions.

In managing the Fund’s investments, under normal market conditions, the Sub-Adviser intends to seek to construct an investment portfolio with a weighted average effective duration of no less than two years and no more than eight years. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund’s investment portfolio may vary materially from its target, from time to time, and there is no assurance that the effective duration of the Fund’s investment portfolio will not exceed its target. The Fund may invest without limit in investments denominated in any currency, but expects to invest a portion of its assets in investments denominated in the U.S. dollar. Securities held by the Fund may be sold at any time. By way of example, sales may occur when the Sub-Adviser perceives deterioration in the credit fundamentals of the issuer, when the Sub-Adviser believes there are negative macro geo-political considerations that may affect the issuer, when the Sub-Adviser determines to take advantage of a better investment opportunity, or the individual security has reached the Sub-Adviser’s sell target.

5.	Comment: We note that the Fund will invest at least 80% of its net assets in emerging market fixed income instruments. Please clarify what constitute fixed income instruments for purposes of this test and address how you will determine whether a fixed income instrument is tied to an emerging market country.

Response: The following disclosure replaces the first and second sentence in “The Fund’s Principal Investment Strategy” section:

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in emerging market fixed income securities. Fixed income securities are defined as fixed income securities issued or guaranteed by foreign corporations or foreign governments, including securities issued or guaranteed by companies (including hybrid securities), financial institutions, or government entities in emerging market countries; corporate or government bonds; sovereign debt; structured securities; foreign currency transactions; certain derivatives; zero coupon bonds; credit-linked notes; pass through notes; bank loans; and perpetual maturity bonds. If the Fund changes this investment policy, it will notify shareholders at least 60 days in advance of the change. Fixed income securities may have fixed or variable interest rates and any maturity.

In addition, the following disclosure has been added as the last sentence of the first paragraph in “The Fund’s Principal Investment Strategy” section:

A security or instrument is considered to be from an emerging market country if the issuer or guarantor of the security or instrument is either domiciled in an emerging market country or derives a majority of its cash flow or revenue from an emerging market country.

6.	Comment: Please remove the term “generally” from the following sentence:

The Fund will generally invest in fixed income instruments from at least five emerging market countries, with no more than 20% allocated to a single country.

Response: The requested change has not been made. Although the Registrant currently anticipates that the Fund will invest in securities and/or instruments from at least five emerging market countries, this number could be less under certain market conditions.

7.	Comment: We believe the definition of “emerging market country,” as included in the first paragraph under “The Fund’s Principal Investment Strategy,” is overly broad and does not appropriately inform investors of the countries in which the Fund may or will invest. Please provide a clearer or more limited definition of “emerging market country.”

An “emerging market country” is a country that, at the time the Fund invests in the related fixed income instruments, is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or is considered an emerging market country for purposes of constructing a major emerging market securities index.

Response: The requested change has not been made. The Registrant believes the current disclosure accurately reflects what the Fund considers to be an emerging market country.

8.	Comment: We note that the second paragraph in “The Fund’s Principal Investment Strategies” section states that “the Sub-Adviser may create a hybrid security by combining an income-producing debt security and the right to receive payment based on the change in the price of an equity security.” Please clarify whether the Fund may purchase a hybrid security from the Sub-Adviser, or whether this discussion is intended to suggest something else.

Response: The Fund will not purchase securities from the Sub-Adviser. The sentence has been revised as follows:

~~A third party or the Sub-Adviser may create a~~ A hybrid security may be created by combining an income-producing debt security and the right to receive payment based on the change in the price of an equity security.

9.	Comment: We note discussion of derivatives in “The Fund’s Principal Investment Strategy” section. Rather than discussing possible derivative investments, please revise the discussion to focus on the derivatives the Fund intends to employ and how such instruments will be used to achieve the Fund’s investment objective. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The fourth paragraph in “The Fund’s Principal Investment Strategy” section has been replaced with the following:

The Fund may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies). The Fund may also invest in the following derivatives: foreign currency futures; credit default swaps; and options, swaps, futures, and forward contracts on securities. These practices may be used to hedge the Fund’s portfolio (e.g., to hedge against currency fluctuations), as well as for investment purposes (e.g., to gain exposure to certain issuers or emerging markets); however, such practices sometimes may reduce returns or increase volatility. All such derivatives will be exchange traded or centrally cleared.

10.	Comment: If derivatives may be taken into account in assessing compliance with the Fund’s 80% Rule 35d-1 policy, please explain how derivatives are included or counted for these purposes and describe how they will be valued. Please note the SEC Staff’s continued position that mark to market value should be used for this purpose.

Response: The Registrant has confirmed that derivatives that provide investment exposure to emerging market fixed income instruments will be used to comply with the Fund’s 80% Rule 35d-1 policy. The Fund will value derivatives as follows, consistent with the listing requirements described in the Fund’s 19b-4 Application: listed futures will generally be valued at the settlement price determined by the applicable exchange; listed options will generally be valued at the last sale price on the applicable exchange; non-exchange traded derivatives, including OTC-traded options, swaps, forwards, and structured investments, will normally be valued on the basis of quotations or equivalent indication of value supplied by a third- party pricing service or broker-dealer who makes markets in such instruments; and OTC-traded derivative instruments will generally be valued at bid prices.

11.	Comment: We note disclosure in “The Fund’s Principal Investment Strategy” section stating that the Sub-Adviser currently expects to invest a substantial amount of the Fund’s assets in U.S. dollar-denominated assets. If foreign currency exposure is expected to be a material source of return, or managing it will be a significant part of the Fund’s strategy, please revise the discussion to address the Fund’s currency strategies and consider quantifying “substantial.”

Response: The sentence has been revised as follows:

The Fund may invest without limit in investments denominated in any currency, but ~~currently~~ expects to invest a ~~substantial amount~~ portion of its assets in investments denominated in the U.S. dollar.

In addition, the sentence below has been added to “The Fund’s Principal Investment Strategy” section and a discussion of Currency Risk has been added to the “Principal Risks of Investing in the Fund” section.

The Fund may conduct foreign currency transactions on a spot (i.e., cash) or forward basis (i.e., by entering into forward contracts to purchase or sell foreign currencies).

12.	Comment: Given recent concerns expressed regarding illiquidity in emerging market fixed income markets, particularly in light of potential rate increases in the U.S., please tell us whether the Fund will consider market liquidity as part of its investment strategy and, if so, how it will do so.

Response: The Sub-Adviser will consider market liquidity when making investment decisions for the Fund. The Fund will comply with current SEC guidance on illiquid fund holdings as identified in the non-fundamental “Investment Restrictions” section of the statement of additional information. In addition, the Registrant has, and the Fund will have, compliance policies and procedures that are reasonably designed to comply with the federal securities laws.

13.	Comment: Please clarify why the discussion of “Geographic-Specific Risk” under “Principal Risks of Investing in the Fund” includes risk disclosure specific to Latin America, as such investments are not discussed as part of the Fund’s principal strategies.

Response: As of March 31, 2016, the model portfolio for the Fund indicated that a significant portion of the Fund’s assets would be invested in securities in Latin America. As such, the Registrant believes risk disclosure relating to such investments is appropriate under “Principal Risks of Investing in the Fund.”

14.	Comment: Please revise the “Bank Loan Risk” discussion in the “Principal Risks of Investing in the Fund” section to address settlement delays associated with bank loan trades.

Response: The “Bank Loan Risk” discussion has been replaced with the following discussion:

Bank Loan Risk: The Fund may invest in secured and unsecured participations in bank loans and assignments of such loans. In making investments in such loans, which are made by banks or other financial intermediaries to borrowers, the Fund will depend primarily upon the creditworthiness of the borrower for payment of principal and interest which will expose the Fund to the credit risk of both the financial institution and the underlying borrower. The market for bank loans may not be highly liquid and the Fund may have difficulty selling them. The Fund may also experience settlement delays with respect to bank loan trades. Participations by the Fund in a lender’s portion of a bank loan typically will result in the Fund having a contractual relationship only with such lender, not with the borrower. The Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling a loan participation and only upon receipt by such lender of such payments from the borrower. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other lenders through set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund may assume the credit risk of both the borrower and the lender selling the participation. Further, loans held by the Fund may not be considered securities and, therefore, purchasers, such as the Fund, may not be entitled to rely on the strong anti-fraud protections of the federal securities laws.

15.	Comment: We note discussion of “Structured Products and Structured Notes Risk” under “Principal Risks of Investing in the Fund,” but such investments are not described as part of the Fund’s principal strategies. Please revise the disclosure to explain what these securities are and how they will be used to achieve the Fund’s investment objective.

Response: As noted in response to comment 5, structured securities are a type of fixed income security the Fund will invest in as part of its investment strategy in seeking to achieve its investment objective. The “Structured Products and Structured Notes Risk” discussion has been revised as follows:

Structured ~~Products and Structured Notes~~ Securities Risk: Structured securities generally include privately-issued and publicly-issued structured securities, including certain publicly-issued structured securities that are not agency securities. An investment in a structured product may decline in value due to changes in the underlying instruments on which the product is based. The cash flow or rate of return on a structured investment may be determined by applying a multiplier to the rate of total return on the underlying investments or referenced indicator. Application of a multiplier is comparable to the use of financial leverage, a speculative technique. Holders of structured products indirectly bear risks associated with the underlying investments, index or reference obligation, and are subject to counterparty risk. Structured products are generally privately offered and sold, and thus, are not registered under the securities laws. Certain structured products may be thinly traded or have a limited trading market and may have the effect of increasing the Fund’s illiquidity to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for these securities. Structured notes are derivative securities for which the amount of principal repayment and/or interest payments is based on the movement of one or more “factors.” Investments in structured notes, including credit-linked notes, involve risks including interest rate risk, credit risk and market risk. Where the Fund’s investments in structured notes are based upon the movement of one or more factors, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations.

16.	Comment: Under “Additional Strategies Information—Principal Strategies,” we note that readers are referred to “The Fund’s Principal Investment Strategy” section under “Fund Summary” for a “complete discussion of the Fund’s principal investment strategies.” Although Item 4 of Form N-1A should be a summary of the Fund’s Item 9 discussion, it currently appears that the Fund is using its Item 4 discussion as an Item 9 discussion. Please review the form and revise as necessary.

Response: The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. We note that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

17.	Comment: Please explain why the term “some” is used in the discussion of “Emerging Markets Risk” under “Additional Risk Information—Principal Risks.”

Response: The discussion of “Emerging Markets Risk” has been replaced with the following discussion:

Emerging Markets Risk. Investments in emerging markets are generally subject to a greater risk of loss than investments in developed markets. This may be due to, among other things, the possibility of greater market volatility, lower trading volume and liquidity, greater risk of expropriation, nationalization, and social, political and economic instability, greater reliance on a few industries, international trade or revenue from particular commodities, less developed accounting, legal and regulatory systems, higher levels of inflation, deflation or currency devaluation, greater risk of market shut down, and more significant governmental limitations on investment policy as compared to those typically found in a developed market. In addition, issuers (including governments) in emerging market countries may have less financial stability than in other countries. The securities of emerging market companies may trade less frequently and in smaller volumes than more widely held securities. Market disruptions or substantial market corrections may limit very significantly the liquidity of securities of certain companies in a particular country or geographic region, or of all companies in the country or region. The Fund may be unable to liquidate its positions in such securities at any time, or at a favorable price, in order to meet the Fund’s obligations. There is also the potential for unfavorable action such as expropriation, nationalization, embargo, and acts of war. As a result, there will tend to be an increased risk of price volatility in investments in emerging market countries, which may be magnified by currency fluctuations relative to the U.S. dollar. Settlement and asset custody practices for transactions in emerging markets may differ from those in developed markets. Such differences may include possible delays in settlement and certain settlement practices, such as delivery of securities prior to receipt of payment, which increase the likelihood of a “failed settlement.” Failed settlements can result in losses. For these and other reasons, investments in emerging markets are often considered speculative.

18.	Comment: Please note our suggestion to provide shareholders with 60 days’ notice in the event of a change to the Fund’s investment objective.

Response: If the Fund’s investment objective were to be changed, the Fund would expect to provide shareholders with notice, if any, as required by applicable law or regulation.

19.	Comment: Please consider including a discussion of the risks associated with authorized participant concentration.

Response: The following discussion has been added under “Additional Risk Information—Non-Principal Risks”:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

20.	Comment: We note inclusion of the below statement under “Additional Purchase and Sale Information” in the description of the intra-day “indicative optimized portfolio value” (“IOPV”) relating to the Fund. Please provide additional disclosure about how the IOPV is calculated, such as what the calculation distinctly includes. In particular, we note the IOPV price is based on quotes and closing prices from local markets, but may not reflect events that occur subsequent to the local market’s close and should not be viewed as a real time update of the Fund’s NAV. If the IOPV represents stale values or contains some other element that makes it a poor indicator of the current value of the Fund’s shares, consider including corresponding risk disclosure.

The Exchange will disseminate, every fifteen seconds during the regular trading day, an indicative optimized portfolio value (“IOPV”) relating to the Fund. The IOPV calculations are estimates of the value of the Fund’s net asset value per Fund Share using market data converted into U.S. dollars at the current currency rates. The IOPV price is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per Fund Share, which is calculated only once a day. Neither the Fund nor the Adviser or any of their affiliates are involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.

Response: The Registrant believes the current disclosure includes the requested information and, therefore, no additional disclosure has been included.

21.	Comment: We note inclusion of the below sentence in the “Additional Tax Information” section. If the Fund redeems creation units in cash, please discuss in an appropriate location that paying redemption proceeds in cash rather than through in-kind delivery of portfolio securities could require the Fund to dispose of or sell portfolio investments to obtain the cash needed to distribute redemption proceeds at an inopportune time, and that this may cause the Fund to recognize certain costs that it might not have incurred had it made redemptions in-kind. Although the Fund may charge an authorized participant a variable transaction fee to cover such fees, these costs may result in wider bid/ask spreads and ultimately impact the market price of the Fund’s shares.

If the Fund redeems Creation Units in cash, it may recognize more capital gains than it will if it redeems Creation Units in-kind.

Response: The sentence above has been revised as follows:

If the Fund redeems Creation Units in cash, it may bear additional costs and recognize more capital gains than it would ~~will~~ if it redeems Creation Units in-kind.

SAI Comments

22.	Comment: We note inclusion of the following discussion under “Bank Loans.” Please supplementally explain what these emerging theories of lender liability are and under what circumstances lenders are liable. In addition, please explain how the Fund monitors for this risk while ensuring that the Fund meets its obligations.

Investments in bank loans through a direct assignment of the financial institution’s interest with respect to the bank loan may involve additional risks. For example, if a secured bank loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as a co-lender.

Response: The last sentence of the paragraph above has been replaced with the following:

When the Fund is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender.

Lender liability may arise from a breach of a common law (or judicially created) obligation or a violation, whether intentional or inadvertent, or a breach of a federal or state statutory obligation. Lender liability generally also may be found where a lender exercises excessive control over a borrower’s affairs, engages in inequitable or fraudulent conduct with respect to the borrower or other creditors of the borrower, or engages in conduct proscribed by applicable federal or state laws. In these circumstances, a lender could be held liable to the borrower or third parties for damages or penalties, may find its claims equitably subordinated to claims of others, or may have its claims avoided entirely. The Fund and its Sub-Adviser do not intend to engage in these types of activities themselves.

23.	Comment: With respect to the discussion under “Purchase and Redemption of Creation Units,” please confirm supplementally that the transaction fees charged to an authorized participant upon redemption of a creation unit will never, in the aggregate, exceed 2% of the net asset value of the redeemed creation unit. If the cost could exceed 2%, particularly in times of market stress, please disclose who would bear the amount in excess of the 2% fee charged.

Response: The Registrant confirms the transaction fees charged to an authorized participant upon redemption of a creation unit will not exceed 2% of the net asset value of the redeemed creation unit.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.